Exhibit 11

MOBILE MINI, INC.

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

		Year Ended December 31,

	1998	1999	2000

BASIC:

Common shares outstanding, beginning of year	6,799,524	7,966,863	11,438,356

Effect of weighting shares:

Weighted common shares issued	1,040,099	2,186,223	103,760

Weighted average number of common shares outstanding	7,839,623	10,153,086	11,542,116

Net income	$4,483,967	$9,003,568	$13,219,938

Earnings per share	$0.57	$0.89	$1.15

DILUTED:

Common shares outstanding, beginning of year	6,799,524	7,966,863	11,438,356

Effect of weighting shares:

Weighted common shares issued	1,040,099	2,186,223	103,760

Employee stock options and warrants assumed converted	577,545	487,352	401,591

Weighted average number of common and common equivalent shares outstanding	8,417,168	10,640,438	11,943,707

Net income (Note 1 of Notes to Consolidated Financial Statements)	$4,483,967	$9,003,568	$13,219,938

Earnings per share	$0.53	$0.85	$1.11